信和置業有限公司
Sino Land Company Limited

RECEIVED
2005 NOV 15 P 4:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2005/CS-1608

1 November 2005

The Bank of New York
101 Barclay Street,
22nd Floor – West
N[redacted]
U.
At

05012554

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

SUPPL

We are pleased to **enclose** for your attention a copy of the Joint Press Announcement of Sino Land Company Limited and its holding company Tsim Sha Tsui Properties Limited on Disclosure Pursuant to Rule 13.13 of the Listing Rules.

For your information, the said document is also accessible at our website "http://www.sino-land.com".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Discloseable Transaction-Circular\Letter - ADR.doc

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

DISCLOSURE PURSUANT TO RULE 13.13 OF THE LISTING RULES

This announcement is jointly made by TST Properties and Sino Land. The disclosure made by TST Properties in this announcement is for the purpose of complying with the disclosure requirement under Rule 13.13 of the Listing Rules to disclose Advances made to Bestwise Group which exceed 8% of TST Properties' market capitalisation of approximately HK$21,563 million as at 25th October 2005. Although the relevant percentage ratios under the Listing Rules in respect of Sino Land do not exceed 8%, the board of Sino Land also wishes to inform its shareholders of the information contained in this announcement.

BACKGROUND

This announcement is made by Tsim Sha Tsui Properties Limited ("**TST Properties**") and Sino Land Company Limited ("**Sino Land**"), a subsidiary of TST Properties, (TST Properties, Sino Land and its subsidiaries are referred to below as the "**Group**"). The disclosure made by TST Properties in this joint announcement is for the purpose of complying with the disclosure requirement under Rule 13.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") to disclose Advances made to Bestwise Group which exceed 8% of TST Properties' market capitalisation of approximately HK$21,563 million as at 25th October 2005. Although the percentage ratios under the Listing Rules in respect of Sino Land do not exceed 8%, the board of Sino Land also wishes to inform its shareholders of the information contained in this announcement.

On 27th September 2005, Sino Land (through its subsidiary King Chance Development Limited) entered into a joint venture with Chinese Estates Holdings Limited ("**Chinese Estates**") and Nan Fung Development Limited ("**Nan Fung**") on a 50/25/25 basis through the formation of Bestwise Resources Limited ("**Bestwise**"), a new joint venture company, incorporated in the British Virgin Islands. Bestwise, an associate of Sino Land, is indirectly owned as to 50% by Sino Land, 25% by Chinese Estates and 25% by Nan Fung. The purpose of Bestwise is to own and develop two pieces of land, Kowloon Inland Lot No. 11167 at the junction of Hoi Wang Road and Hoi Ting Road, West Kowloon Reclamation Area, and Kowloon Inland Lot No. 11168 at Hoi Ting Road, West Kowloon Reclamation Area (the "**Lands**"), which were successfully bid for by two direct wholly-owned subsidiaries of Bestwise, Union Empire Limited ("**Union Empire**") and Best Profit Limited ("**Best Profit**") (collectively, "**Bestwise Group**") at an aggregate land premium of HK$5.92 billion. Details of the formation of Bestwise and information on the land premium have been disclosed in the joint announcement made by TST Properties and Sino Land dated 3rd October 2005 and the circular dated 21st October 2005.

ADVANCES TO ENTITIES

As at 25th October 2005, the Group has provided shareholders' loans through internal resources and corporate guarantees for bank facilities of Bestwise Group in the aggregate amount of HK$2,966 million (the "**Advances**"). The Advances include (i) shareholders' loans in the aggregate amount of approximately HK$1,481 million of which HK$1,480 million is used for the payment of the land premium and the remaining HK$1 million is for initial working capital. The shareholders' loans are unsecured and the interest rate is to be determined at a rate from time to time as agreed between the joint venture partners, of which the repayment date and method of repayment are yet to be determined; and (ii) pro-rated corporate guarantees for an aggregate amount of HK$1,485 million, of which HK$5 million will be utilised for part payment of the construction cost and HK$1,480 million for the outstanding land premium for Sino Land's 50% interest in Bestwise Group given under the bank facilities of Best Profit in the amount of HK$1,600 million and Union Empire in the amount of HK$1,370 million.

As at the date of this announcement, the guaranteed bank facilities drawn by Best Profit and Union Empire are HK$1,596 million and HK$1,366 million respectively. The bank facilities were granted by the lenders after arm's length negotiation, bearing normal commercial interest rates.

As the Advances exceed 8% of the total market capitalisation of TST Properties of approximately HK$21,563 million as at 25th October 2005, pursuant to Rule 13.13 of the Listing Rules, TST Properties is under a general obligation to disclose the details of the Advances and therefore the above disclosure is made in compliance with the said rule.

The Advances do not exceed 8% of any of the relevant percentage ratios in respect of Sino Land. However, for information purposes, the board of Sino Land wishes to inform its shareholders the background and related information in respect of the Advances contained in this announcement.

The Group will continue to monitor the Advances to Bestwise Group and such future commitment for the development of the Lands. The Group will comply with any further disclosure requirements under the Listing Rules, if necessary.

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 26th October 2005

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is Mr. Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li